

December 30, 2010

<u>Via Facsimile (952) 829-2743 and U.S. Mail</u>

Mr. Robert Buhrmaster
Chairman of the Board
Surmodics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota
55344

> **Re: Surmodics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2010**
> **File No. 1-23837**

Dear Mr. Buhrmaster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Given that the annual meeting for the election of directors is being contested, the company's preliminary proxy should have been filed under the correct EDGAR tag (i.e., PREC14A rather than a PRE14A). Please refile using the appropriate EDGAR tag. Please contact EDGAR Filer Support for additional guidance at (202) 551-8900.

2.   Please revise the form of proxy card to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

3.   Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, revise to update information required by Item 5(b) of Schedule 14A.

Solicitation of Proxies, page 1

4.   It appears that you intend to solicit proxies by mail, telephone, e-mail, facsimile, press releases, other public statements or "other electronic means". Consistent with Item 4(b)(1) of Schedule 14A, please clarify the "other electronic" means that will be used to solicit proxies. See our comments below.

5.   Please be advised that <u>all</u> written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding

6.   Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

Election of Directors, Proposal 1 & 2, page 5

7.   Please disclose whether the nominees have consented to be named and agreed to serve, if elected. See Exchange Act Rule 14a-4(d).

8.   We note that the Board of Directors appointed Mr. Maharaj to the Board effective as of December 27, 2010. Revise your disclosure to specify the provisions of the company's governing instruments that permitted the appointment. Further, please revise to clarify how Mr. Maharaj's appointment is related to proposal 2.

9.   Revise to set forth the reasons why shareholders should vote for proposal 2.

10.   Revise to clarify the effect on the Board of Directors and its composition if shareholders vote against proposal 2. We may have further comment.

11.   Please revise to specify the class of directors to which Mr. Maharaj was appointed. In this regard, we refer to Section 3.2 of the Restated Bylaws dated November 30, 2009. Referencing the bylaws, please revise to explain the practical consequences to shareholders of Mr. Marahaj's appointment to such class. For example, as may be appropriate, revise to disclose that shareholders will be unable to vote for Mr. Maharaj in an election of directors until the class' term expires or he resigns or is removed.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Bryan K. Phillips, Esq.
                        General Counsel & Secretary
                        Surmodics, Inc.